BEST AVAILABLE COPY

RECEIVED

2007 MAY -1 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Apollo Hospitals — CHENNAI —

touching lives

Date : April 9, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corp[redacted]
450 Fifth Street, N.W.
Washington, D.C
20549-0302

07023059

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b) – Audited Financial Results for the year 2005-2006.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please be informed that we are in the process of finalisation of auditing the accounts for the year ended 31st March 2007 and the audited results will be published on or before 30th June 2007, as per the requirements of the stock exchange listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

PROCESSED
MAY 03 2007
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

dlw 5/2

IS/ISO 9001 : 2000

Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2007

31st March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No.82-34893

Please find enclosed the copy of disclosures made to Indian Stock Exchanges / Regulatory Authorities pursuant to the provisions of the listing agreement entered by the company with the Indian Stock Exchanges.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Disclosure for informing details of share holding (obtained u/r 8(1) & 8(2) from acquirer(s) by target/reporting Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Reporting Company	**Apollo Hospitals Enterprise Limited**
Date of Reporting	31st March 2007
Name of the Stock Exchanges where shares of reporting company are listed	(1) Bombay Stock Exchange Ltd, Mumbai (2) National Stock Exchange, Mumbai / Chennai

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights.	Details of shareholding/voting rights (in Number and %) of persons mentioned at (A) as informed u/r 8(1) to target company											
Names	As on March 31 Current year (2006)		As on March 31 Previous year (2005)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
TWL Holdings Limited 4th Floor Les Cascades Building Edith Cavell Street, Port-Louis Mauritius	0	0.00	6,293,345	15.13	-6,293,345	-12.44	0	0.00	0	0.00	0	0.00
Total (I)	0	0.00	6,293,345	15.13	-6,293,345	-15.13	0	0.00	0	0.00	0	0.00

Note: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 and during the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

formation about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

: of Promoter(s) or every person(s) g control over a company and ıns acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (ii) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2006)		As on March 31 Previous year (2005)		Changes if any between (A) & (B)		As on record date for dividend Current year (2007)		As on record date for dividend Previous year (2006)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
As per Annexure												
Total No. of Shares	14,255,772	28.17	14,070,429	33.82	185,343	-5.65	16,076,581	31.13	14,368,358	28.40	1,708,223	2.74

: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 which resulted in dilution of promoter shareholding in terms of percentage and during the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830.

ıture of the Authorised Signatory :

S. K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
& COMPANY SECRETARY

э : CHENNAI
: 31st March 2007

formation about Promoter(s) or every person having control over a Company and also persons acting in concert with him in terms of Reg.8(2)

of Promoter(s) or every person(s) g control over a company and ns acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (ii) as informed to target company under regulation 8(2).											
Names	As on March 31 Current year (2006) (A)		As on March 31 Previous year (2005) (B)		Changes if any between (A) & (B) (C)		As on record date for dividend Current year (2007) (D)		As on record date for dividend Previous year (2006) (E)		Changes if any between (D) & (E) (F)	
	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%	Shares / VR	%
rathap C Reddy	1,464,593	2.89	1,464,593	3.52	0	0.00	1,405,493	2.72	1,464,593	2.89	-59,100	-0.11
ucharitha Reddy	1,729,937	3.42	1,729,937	4.16	0	0.00	1,670,837	3.24	1,729,937	3.42	-59,100	-0.11
reetha Reddy	724,670	1.43	724,670	1.74	0	0.00	732,270	1.42	725,125	1.43	7,145	0.01
uneeta Reddy	396,795	0.78	396,795	0.95	0	0.00	401,795	0.78	396,795	0.78	5,000	0.01
hobana Kamineni	1,089,976	2.15	1,089,976	2.62	0	0.00	1,094,976	2.12	1,089,976	2.15	5,000	0.01
angita Reddy	1,281,254	2.53	1,281,254	3.08	0	0.00	1,286,254	2.49	1,281,254	2.53	5,000	0.01
:arthik Anand	110,300	0.22	110,300	0.27	0	0.00	110,300	0.21	110,300	0.22	0	0.00
larshad Reddy	105,100	0.21	105,100	0.25	0	0.00	105,100	0.20	105,100	0.21	0	0.00
indhoori Reddy	130,000	0.26	130,000	0.31	0	0.00	258,200	0.50	130,000	0.26	128,200	0.25
dithya Reddy	105,100	0.21	105,100	0.25	0	0.00	105,100	0.20	105,100	0.21	0	0.00
Jpsana Kamineni	133,638	0.26	133,638	0.32	0	0.00	133,638	0.26	133,638	0.26	0	0.00
uvansh Kamineni	106,100	0.21	106,100	0.26	0	0.00	106,100	0.21	106,100	0.21	0	0.00
nushpala Kamineni	129,587	0.26	129,587	0.31	0	0.00	129,587	0.25	129,587	0.26	0	0.00
nandith Reddy	115,100	0.23	115,100	0.28	0	0.00	115,100	0.22	115,100	0.23	0	0.00
iswajith Reddy	111,150	0.22	111,150	0.27	0	0.00	111,150	0.22	111,150	0.22	0	0.00
iraj Madhavan Reddy	84,112	0.17	84,112	0.20	0	0.00	84,112	0.16	84,112	0.17	0	0.00
P. Obul Reddy	5,000	0.01	5,000	0.01	0	0.00	9,000	0.02	5,000	0.01	4,000	0.01
P. Vijayakumar Reddy	666	0.00	666	0.00	0	0.00	666	0.00	666	0.00	0	0.00
ishweshwar Reddy	788,710	1.56	788,710	1.90	0	0.00	788,710	1.53	788,710	1.56	0	0.00
Anil Khamineni	10	0.00	10	0.00	0	0.00	10	0.00	10	0.00	0	0.00
. PCR Investments Ltd	5,622,774	11.11	5,437,431	13.07	185,343	0.37	7,406,983	14.34	5,734,905	11.33	1,672,078	3.24
. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00	5,600	0.01	5,600	0.01	0	0.00
. Apollo Health Association	15,600	0.03	15,600	0.04	0	0.00	15,600	0.03	15,600	0.03	0	0.00
al	14,255,772	28.17	14,070,429	33.82	185,343	-5.65	16,076,581	31.13	14,368,358	28.40	1,708,223	2.74

e: During the Financial Year 2005-2006, the paid-up capital of the company has been increased from Rs. 41,59,86,180 to 50,59,86,180 which resulted in dilution of promoter shareholding in terms of percentage / and during the Financial Year 2006-2007, the paid-up capital of the company has been increased from Rs. 50,59,86,180 to 51,63,85,830.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

28th March 2007

From

Suneeta Reddy
No. 5 Subba Rao Avenue
2nd Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure in terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on record date (ie., 24th March 2007).

Kindly take note of the same.

Thanking you,

Yours faithfully,

For & On behalf of Promoters

SUNEETA REDDY
Promoter

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (a) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2006.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on record date (24th March 2007) in accordance with the Regulations.	16,076,581	31.13%

SUNEETA REDDY

Place : Chennai

Date : 28th March 2007

Sl. No.	Names	Share Holding as on 24-Mar-2007	% of Capital
1	Dr. Prathap C Reddy	1,405,493	2.72
2	Ms. Sucharitha Reddy	1,670,837	3.24
3	Ms. Preetha Reddy	732,270	1.42
4	Ms. Suneeta Reddy	401,795	0.78
5	Ms. Shobana Kamineni	1,094,976	2.12
6	Ms. Sangita Reddy	1,286,254	2.49
7	Mr. Karthik Anand	110,300	0.21
8	Mr. Harshad Reddy	105,100	0.20
9	Ms. Sindhoori Reddy	258,200	0.50
10	Mr. Adithya Reddy	105,100	0.20
11	Ms. Upsana Kamineni	133,638	0.26
12	Mr. Puvansh Kamineni	106,100	0.21
13	Ms. Anushpala Kamineni	129,587	0.25
14	Mr. Anandith Reddy	115,100	0.22
15	Mr. Viswajith Reddy	111,150	0.22
16	Mr. Viraj Madhavan Reddy	84,112	0.16
17	Mr. P. Obul Reddy	9,000	0.02
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.53
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	7,406,983	14.34
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.03
	Total	**16,076,581**	**31.13**

SUNEETA REDDY

END